Contact

www.linkedin.com/in/alex-
burch-04418858 (LinkedIn)

Top Skills

Music Production

Music Industry

Recording

Alex Burch

Wine Director

Nashville, Tennessee, United States

Summary

CMS, Advanced Sommelier, October 2019

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Experience

Bad Idea
Business Owner
May 2021 - Present (1 year 5 months)

Bastion Nashville
Wine Director
November 2016 - December 2021 (5 years 2 months)

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Education

Conservatory of Recording Arts and Sciences
· (2011)